

MAIL STOP 7010

January 16, 2006

Luis García Limón
Director and Chief Executive Officer
Grupo Simec, S.A.B. de C.V.
Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, Mexico 44440
(5233) 1057-5757

RE: Grupo Simec, S.A.B. de C.V.
        Registration Statement on Form F-1
        File No. 333-138239
        Filed: January 8, 2007

Dear Mr. García Limón:

        We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We have reviewed your response to our prior comment one. However, it still appears that your filing contains references to experts. For example, on pages F-13 and F-18, you refer to independent appraisals. Please revise as appropriate.

<u>Description of Capital Stock, page 103</u>

2. We reissue comment 7 of December 29, 2006 letter.

<u>Taxation of Dividends</u>
<u>Mexican Tax Considerations, page 122</u>

3. Supplementally, please tell us what consideration you have given to filing a tax opinion with respect to the tax consequences discussed in this section.

Taxation of Dispositions of Shares or ADSs
Mexican Tax Considerations, page 123

4. Supplementally, please tell us what consideration you have given to filing a tax opinion with respect to the tax consequences discussed in this section.

Legal Opinion

5. Please disclose the number of shares being registered in this offering.

6. Please delete the term "completeness" in the last sentence of the second paragraph of this opinion.

Note 14. Acquisitions, page F-37

7. We note your response to our previous comment 10. In order to allow for greater transparency, please revise your disclosure to include the amount of the fair value of the net assets and the amount of negative goodwill. In addition, as previously requested, please disclose the specific facts and circumstances that resulted in a material amount of negative goodwill.

Closing Comments

        You may contact Patricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708 with any other questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

CC: Walter Van Doren, Esq.
        (212) 912-7751